UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-38654

QVC GROUP, INC.
(Exact name of registrant as specified in its charter)

1200 Wilson Drive

West Chester, Pennsylvania 19380

(484) 701-1000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

6.375% Senior Secured Notes due 2067 and 6.250% Senior Secured Notes due 2068

(Title of each class of securities covered by this Form)

Common Stock, par value $0.01 per share

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 0*

* As previously disclosed, on April 16, 2026, Old QVC Group, Inc. (f/k/a QVC Group, Inc.) and certain of its affiliates, including QVC Group, Inc. (f/k/a QVC, Inc.) (the “Company”) (collectively, the “Company Parties”) each filed a voluntary petition in the United States Bankruptcy Court for the Southern District of Texas (the “Bankruptcy Court”) for relief under chapter 11 of title 11 of the United States Code, thereby commencing chapter 11 cases for the Company Parties. The chapter 11 cases were jointly administered under the caption and case number, In re QVC Group, Inc., et al., Case No. 26-90447. On July 20, 2026, the Bankruptcy Court entered its order confirming the Second Amended Joint Prepackaged Plan of Reorganization of QVC Group, Inc. and its Debtor Affiliates Pursuant to Chapter 11 of the Bankruptcy Code (the “Plan”). On August 6, 2026, the Plan became effective pursuant to its terms (the “Effective Date”). On the Effective Date, in accordance with the Plan, the Company’s 6.375% Senior Secured Notes due 2067 and 6.250% Senior Secured Notes due 2068 (collectively, the “Senior Secured Notes”) were cancelled and discharged. This Form 15 is intended to suspend all filing obligations under Section 15(d) of the Securities Exchange Act of 1934 with respect to the Senior Secured Notes.

Pursuant to the requirements of the Securities Exchange Act of 1934, QVC Group, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 21, 2026	By:	/s/ Katherine C. Jewell
	Name:	Katherine C. Jewell
	Title:	Vice President and Secretary